Exhibit 99.1

Copano Energy, L.L.C.	News Release

Contacts:	Carl A. Luna, Senior Vice President
Copano Energy, L.L.C.
713-621-9547
FOR IMMEDIATE RELEASE
Jack Lascar / jlascar@drg-e.com
Anne Pearson/ apearson@drg-e.com
DRG&E / 713-529-6600

COPANO ENERGY NAMES CARL LUNA SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

    HOUSTON, October 14, 2009 — Copano Energy, L.L.C. (NASDAQ:  CPNO) today announced the appointment of Carl A. Luna as its Senior Vice President and Chief Financial Officer, effective immediately.  Mr. Luna, 40, has served as Senior Vice President, Finance and Corporate Development and Interim Chief Financial Officer, since August 17, 2009.

    John Eckel, Copano Energy’s Chairman and Chief Executive Officer, stated, “Since stepping up as interim Chief Financial Officer on short notice in August, Mr. Luna’s performance has been outstanding, and after careful consideration, Copano’s management team concluded that he should be elected Senior Vice President and Chief Financial Officer.  My fellow members of Copano’s senior management are delighted that Copano’s Board of Directors reached the same conclusion.”

    As Chief Financial Officer, Mr. Luna will report directly to Mr. Eckel and have responsibility for all Copano Energy financial functions, including corporate development and investor relations.

    Mr. Luna joined Copano in 2005, and was elected Vice President, Finance in 2006. Prior to joining Copano, Mr. Luna served as a Vice President in the Syndicated and Leveraged Finance Group of J.P. Morgan Securities Inc. Mr. Luna holds a Bachelor of Business Administration degree in Finance from Texas A&M University and a Master of Business Administration degree from Rice University.

    Houston-based Copano Energy, L.L.C. is a midstream natural gas company with operations in Oklahoma, Texas, Wyoming and Louisiana.